ALLIED GOLD LIMITED
ACN 104 855 067

19 March 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

SIMBERI GOLD PROJECT UPDATE

HIGHLIGHTS

- **Approximately 13,140 ounces of gold has been produced at Allied Gold's 100% owned Simberi Oxide Project, located in the Tabar Island Group Papua New Guinea, from February 1 to March 14. Mill throughput has reached 70% of nameplate capacity, metallurgical recoveries are according to plan and head grades are showing positive reconciliations to the ore reserve model**

- **Exploration activities on target areas located outside the current mining at Samat indicate extensions of the South Samat deposit. Best results include;**
    - **8m at 5.51g/t gold from 1m, within a broader 20m at 2.27g/t gold intercept from surface**
    - **7m at 4.49g/t gold from 1m, within a broader 20m at 1.47g/t gold intercept from surface**

- **Exploration drilling south east of the current Sorowar deposit continues to define oxide mineralisation outside of the current pit design. Best results include:**
    - **22m at 1.06 g/t gold from 28m**
    - **7m at 1.21 g/t gold from 20m**
    - **24m at 1.41 g/t gold from 24m**

Production Update

Allied Gold Limited ("Allied Gold" or "Allied") is pleased to report that the production ramp up through its newly constructed process plant at Simberi is progressing well. To date (14th March 2008) some 120,000 dry tonnes of ore have been processed at an average head grade of 3.93 g/t Au. An average throughput rate of 174 dry tonnes per hour (70% of nameplate capacity) is being achieved and gold recoveries are meeting expectations. Gold production to date is 13,140 ounces with 6,162 ounces being poured.



Gold pour Simberi

Construction of the rope conveyor and overland conveyor to the ROM pad, which will carry ore from the Sorowar pit, is continuing according to plan.



Rope conveyor looking towards Sorowar

Mining is taking place at the Samat South and Samat East ore bodies and ore is being trucked to the plant. Ore mined to date is 171,640 wet tonnes.

Grade control drilling within the pits has resulted in improved ore grades in some areas, notably South Samat where sampling resulted in an intercept of 4m at 131g/t gold including 1m at 214g/t gold. At East Samat grade control drilling has defined an additional 10,000 tonnes of ore at a grade of 1.76g/t gold that was previously outside the pit limit.

Exploration Update

Sorowar

Exploration within the mining lease has seen 5,135 metres of drilling completed to date this year.

At Sorowar two reverse circulation drilling rigs have concentrated on extensional drilling to the south-east and north-west of the Sorowar deposit to identify additional oxide resources. The plan below identifies the locations for the completed drill holes on the south eastern end of the Sorowar pit, with assay results received to date presented in the table following the plan.



209,900 mN
209,800 mN
209,700 mN
209,500 mN
N
0 50 100
metres
RC1525
RC1522
RC 1521
RC 1518
MN005
RC1524
RC1523
RC 1520
MN006
RC 1519
RC 1517
MN001
RC 1516
RC 1515
MN004
RC 1514
RC 1513
RC 1512
RC 1511
RC 1510
RC 1509
MN002
RC1383
ALLIED GOLD LTD
SE SOROWAR DRILLHOLES
SW Sorowar Drillholes
Monun Creek Drillholes
Previous Drillholes
Sorowar Pit Oultine
44,400 mE
44,500 mE
44,600 mE
44,700 mE
44,800 mE
44,900 mE

SOROWAR SE - MONUN CREEK										
Hole	TIG North	TIG East	RL (m)	Dip/Azi ⁰	Hole Depth (m)	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1512	209,558.5	44,572.5	177.0	-60/045	120	12	18	6	0.65	OX
SE Sorowar						28	50	22	1.06	OX
						70	75	5	1.26	OX, TR
						77	90	13	0.82	OX, TR
						95	113	18	1.95	TR, SU
RC1513	209,571.8	44,557.6	178.1	-60/045	120	0	8	8	0.56	OX
SE Sorowar						27	51	24	1.41	OX
NOTE: 28m of sample from 51 to 79 metres missing						87	89	2	0.71	TR
						101	104	3	1.07	TR, SU
						110	120	10	0.81	SU
RC1518	209,751.4	44,548.5	205.1	-60/045	71	2	4	2	0.60	SU
SE Sorowar						31	40	9	0.95	OX
RC1519	209,708.2	44,511.4	187.1	-90/000	71	16	17	1	0.85	SU
SE Sorowar										
RC1520	209,735.5	44,501.2	185.7	-90/100	62	48	59	11	1.22	SU
SE Sorowar										
RC1521	209,754.8	44,493.7	186.2	-90/100	71	39	47	8	0.89	SU
SE Sorowar						50	58	8	0.78	SU
						64	66	2	0.73	SU
						68	70	2	0.68	SU
RC1522	209,774.1	44,494.8	187.3	-60/045	79	9	18	9	0.78	OX, TR, SU
SE Sorowar						20	22	2	0.73	SU
						29	33	4	1.52	OX
						51	56	5	0.68	SU, OX
RC1523	209,800.0	44,480.9	189.5	-60/045	120	30	32	2	0.54	OX
SE Sorowar						56	62	6	1.57	TR
						96	99	3	1.01	SU
						102	105	3	0.61	SU
RC1524	209,794.4	44,468.8	190.5	-60/045	119	100	104	4	0.92	SU
SE Sorowar						116	118	2	1.05	SU
MN004	209,629.0	44,626.0	108.0	-60/270	23	2	17	15	0.83	OX, SU
Monun Creek										
MN005	209,764.6	44,682.0	124.8	-60/270	70	20	27	7	1.21	OX
Monun Creek						29	31	2	0.62	OX
						37	41	4	0.59	OX, TR
						53	62	9	1.68	SU

Assaying for gold by fire assay (50gm) with AAS finish
Simberi mineralization types are:
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)
Intercept interval cut-off = 0.5 g/t Au

NSA = non significant assay ie <1m and <0.5g/t Au



Super Rock Drill 3000 on hole RC1515 at SE Sorowar

The SE Sorowar plan shows previous holes drilled at Monun Creek (MN001, MN002, MN006 and RC1383). These have been reported previously and are reproduced in the following table:

MONUN CREEK										
Hole	TIG North	TIG East	RL (m)	Dip/Azi °	Hole Depth (m)	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
MN001	**209,689.0**	**44,687.6**	**116.7**	**-60/90**	**300**	0	13	13	4.20	OX
Monun Creek					*incl.*	*8*	*9*	*1*	*11.35*	*OX*
						22	26	4	1.49	SU
						143	149	6	4.78	SU
					incl.	*143*	*144*	*1*	*11.45*	*SU*
MN002	**209,476.1**	**44,690.5**	**125.4**	**-60/270**	**300**	28	59	31	1.21	OX, SU
Monun Creek										
MN006	**209,696.2**	**44,672.5**	**116.7**	**-60/270**	**139**	0	35	35	2.35	OX
Monun Creek						69	70	1	5.36	SU
RC1383	**209,490.0**	**44,383.5**	**133.6**	**-70/180**	**100**	1	2	1	1.00	OX
Monun Creek						8	22	14	1.28	OX, SU
						53	58	5	0.50	SU
						88	92	4	0.85	SU

The SE Sorowar and Monun Creek results recently received, coupled with the previous Monun Creek results (2007) demonstrates that additional oxide resources extend south east of the current pit limit for a distance of up to approximately 400 metres. Current published oxide resources at Sorowar are 17.5 million tonnes at an average grade of 1.21 g/t gold for 681,000 ounces over a strike length of approximately 700m.

Samat

At the current mining area of Samat, diamond and reverse circulation extensional drilling around the deposits has been completed with assay results pending. Drill hole and assay data received to date are detailed in the table below and the locations of the drill holes are presented on the map following.

Assay results have been received for holes RC1434 to RC 1439 inclusive, that were drilled outside the northern end of the South Samat pit. The results indicate additional near surface oxide mineralisation extending north of the pit for a distance of approximately 75 metres.

The map below identifies a second set of holes to the east drilled in a 2006 program. These holes were previously reported and are reproduced in the second table below. These holes also confirm shallow gold mineralisation contained in oxide material, although the oxides are thinning in this area.


ALLIED GOLD LTD
SAMAT DEPOSIT
Recent Drillholes
2006 Drill Program
Older Drillholes
Pit Outline
0 50 100
metres
N
207,700 mN
207,600 mN
207,500 mN
44,300 mE
44,400 mE
44,600 mE
44,700 mE
RC 1506
RC 1507
RC 1508
RC1376
RC1375
RC1374
RC1373
RC1372
RC1371
RC1370
RC1369
RC1368
RC1367
RC1366
RC1365
RC1364
RC1363
RC1362
RC1404
RC1412
RC1411
RC1410
RC1413
RC1414
RC1415
RC1416
RC1417
RC 1440
RC 1439
RC1438
RC1437
RC1436
RC1434
RC1435
SAMAT EAST
SAMAT SOUTH

SOUTH SAMAT										
Hole	TIG North	TIG East	RL (m)	Dip/Azi °	Hole Depth (m)	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1434	207,452.1	44,403.3	117.0	-90/000	20	3	4	1	0.85	OX
South Samat										
RC1435	207,440.5	44,407.6	118.1	-90/000	50				NSA	OX
South Samat second part of hole										
RC1436	207,460.7	44,400.3	116.5	-90/000	20	5	10	5	1.84	OX
South Samat										
RC1437	207,470.2	44,396.8	116.1	-90/000	20	1	9	8	5.51	OX
South Samat										
RC1438	207,479.7	44,392.9	115.6	-90/000	20	1	7	6	4.49	OX, SU
South Samat										
RC1439	207,488.9	44,389.3	115.1	-90/000	20	1	4	3	2.08	OX
South Samat										

SOUTH SAMAT (2006)										
Hole	TIG North	TIG East	RL (m)	Dip/Azi °	Hole Depth (m)	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1363	207,445.8	44,411.6	118.7	-90/000	30				NSA	
South Samat										
RC1364	207,472.8	44,408.3	120.8	-90/000	30	10	12	2	1.02	OX
South Samat										
RC1365	207,585.0	44,419.0	121.5	-90/000	41	4	15	11	1.91	OX
South Samat										
RC1366	207,521.2	44,398.9	125.3	-90/000	35	6	8	2	1.11	OX
South Samat										
RC1367	207,543.3	44,397.2	132.2	-90/000	31	15	16	1	1.19	OX
South Samat										
RC1368	207,555.7	44,416.6	132.5	-90/000	28	1	3	2	0.74	OX
South Samat						6	7	1	2.78	OX

Adora

A drill program has been completed at the Adora prospect which lies south and east of the Samat deposits. The plan below details hole locations and assay results to date.

These recent results indicate that gold mineralisation is scattered and thin. The best results for mineralisation in oxide materials include;

- 6m at 2.19g/t gold from 7m, hole RC1404
- 17m at 1.19g/t gold from 16m, hole RC1406
- 3m at 1.19g/t gold from surface, hole RC1409

Gold contained in fresh sulphides was intersected in some holes with best intersections from hole RC007, that was drilled over an IP target. These results include:

- 6.2m at 1.47g/t gold from 14m, and
- 6.9m at 8.11g/t gold from 47.1m, and
- 1m at 4.01g/t gold from 70m

The attraction of Adora is that it is geographically the closest known easily accessible mineralisation to the process plant (<1000m distance and < 100m above sea level). It is also distal to the highest grade deposits at Samat that are currently in the mine plan.


SAMAT NORTH
SAMAT EAST
SAMAT SOUTH
ADORA
N
207,800 mN
207,600 mN
207,400 mN
207,200 mN
44,200 mE
44,400 mE
44,600 mE
44,800 mE
45,000 mE
45,200 mE
0
100
200
metres
RC 1502
RC 1503
RC 1504
RC 1505
RC 1506
RC 1507
RC 1508
RC1404
RC1412
RC1411
RC1410
RC1413
RC1415
RC1414
RC1417
RC1416
RC 1440
RC 1439
RC1437
RC1436
RC1438
RC1434
RC1435
SDH005
SDH006
SDH008
RC1419
RC1418
RC1421
RC 1441
RC 1442
RC1355
RC1356
RC1357
RC839
RC1358
RC1354
RC1420
RC1359
RC1400
RC1403
SDH002
RC1401
SDH001
RC1409
SDH003
RC1402
SDH004
RC834
RC835
RC1422
RC1405
RC1406
RC1407
RC1408
RC467
RC452
RC1501
RC 1501
RC1500
RC468
RC 1500
SDH007
ALLIED GOLD LTD
SAMAT & ADORA DRILLHOLES
New RC Holes
New Diamond Holes
Previous Adora Holes
Old Drillholes
Samat Pit Outline

ADORA										
Hole	TIG North	TIG East	RL (m)	Dip/Azi °	Hole Depth (m)	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1400	207,213.1	44,801.7	60.5	-60/060	117	0	2	2	0.88	OX
Adora						87	89	2	1.69	SU
RC1401	207,233.6	44,836.1	54.8	-60/060	96				NSA	OX, TR, SU
RC1402	207,335.0	45,005.2	39.5	-60/060	75	0	2	2	1.02	OX
Adora						5	8	3	0.60	OX
RC1403	207,255.0	44,870.0	48.4	-60/060	95	17	25	8	0.79	SU
Adora						70	73	3	1.02	SU
						81	85	4	0.95	SU
						91	95	4	0.53	SU
RC1404	207,399.5	45,109.2	137.9	-60/045	42	7	13	6	2.19	OX
Adora	Sample loss top 6 meters									
RC1405	207,633.3	44,640.2	19.6	-60/240	120	0	4	4	0.67	OX
Adora						7	12	5	0.71	OX, SU
						20	41	21	0.78	SU
RC1406	207,415.5	45,140.0	22.7	-60/240	50	16	30	14	1.19	OX
Adora										
RC1409	207,315.7	44,971.6	38.5	-60/240	33	0	3	3	1.19	OX
Adora										
SDH001	207,275.9	44,903.1	42.9	-60/060	119				NSA	OX, SU
Adora										
SDH007	207,115.2	45,199.8	36.7	-60/060	76	14.0	20.2	6.2	1.47	SU
Adora	IP target					47.1	54.0	6.9	8.11	SU
						70.0	71.0	1.0	4.01	SU
SDH008	207,261.0	44,640.8	60.1	-60/225	175				NSA	OX
Adora										

Regional Exploration

Regional reconnaissance exploration to the north-west and north of the Sorowar deposit has identified gold mineralisation in outcrop, soils and float. Ground IP geophysical surveys in the area have been ongoing.

On Big Tabar island IP surveys and soil sampling are continuing within the Tupinda-Fotombar volcanic calderas. They continue to identify targets that will be tested by drilling later in the year.

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Background

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a 40 million ounce gold resource.


KAVIENG
Tabar Is.
Lihir
Tanga Is.
New Ireland
Feni
RABAUL

Simberi hosts total mineral resources of approximately 2.4 million ounces of gold and ore reserves of 674,000 ounces of gold.

Allied's strategy is to add to the gold inventory on Simberi Island by defining additional oxide resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of 84,000 ounces, and to generate and drill test gold and base metals targets identified on the nearby Tatau and Big Tabar islands.